Exhibit 99.1
Waldencast Reports Q1 2025 Financial Results
Q1 Net Revenue of $65.4 million, (4.1)% decline from Q1 2024
76.4% Adjusted Gross Margin, an improvement of 10 basis points
$4.4 million of Adjusted EBITDA

May 13, 2025 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the three months ended March 31, 2025 (“Q1 2025”) on Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”), which are also available on our investor relations site at http://ir.waldencast.com/.
Michel Brousset, Waldencast Founder and CEO, said: “As anticipated, in Q1 2025, Milk Makeup results were impacted by the cycling of the very successful launch of Jellies in Q1 2024, as well as the significant inventory reduction at the retail level versus a year ago.”
“Despite a broader slowdown in the prestige beauty category in the U.S., Milk Makeup ended the quarter on a very strong note, fueled by the highly successful launch of Hydro Grip Gel Tint, which sold out shortly after release. We are also very pleased with the brand’s entry into Ulta Beauty, with retail sales beginning in late February. Both initiatives exceeded expectations and contributed to the brand’s high single-digit growth in U.S. retail sales. This solid domestic performance was offset by the contraction of international sales, which faced a difficult comparison against last year’s Q1 distribution expansion, as well as inventory reduction by retail partners. In Q1, Milk Makeup partnered with Nike Running in North America for the Nike After Dark Tour in Los Angeles, bringing sport and self-expression together to keep expanding reach and deepen community engagement.”
“The Obagi Medical brand delivered a solid performance in the first quarter, although out of stocks in some key SKUs dampened volume growth. We are accelerating ongoing efforts to transform our supply chain—consolidating third party logistics partners and enhancing operational capabilities—to improve fulfillment, increase reliability, and support long-term, scalable growth.”
“Despite a difficult quarter, we continue to increase our investments in marketing, up in the high teens, to fuel brand equity and set a strong foundation for delivering our long-term ambitions, starting with our 2025 objectives.”
“We are confident in our ability to deliver a stronger performance throughout the remainder of the year, beginning in Q2. Key drivers include a robust pipeline of breakthrough innovation at both Milk Makeup and Obagi Medical, combined with restocking of Hydro Grip Gel Tint which is expected to fuel continued consumer demand. We also anticipate a meaningful uplift in Milk Makeup volumes from the successful Ulta Beauty launch. Additionally, ongoing improvements from Obagi Medical’s supply chain restructuring are expected to enhance fulfillment rates and operational resilience,” concluded Mr. Brousset.

Q1 2025 Results Overview
Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business, but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.
For the three months ended March 31, 2025 compared to the three months ended March 31, 2024:
Net Revenue decreased 4.1% year-over-year to $65.4 million.
Gross Profit was $47.2 million, while Adjusted Gross Profit totaled $50.0 million, or 76.4% of net revenue, an expansion of 10 basis points compared to the prior year.
Net Loss for Q1 2025 was $20.7 million primarily driven by Depreciation and Financial charges. Non-recurring legal and advisory expenses totaled $1.5 million, continuing their decline from prior quarter.
Adjusted EBITDA was $4.4 million, or 6.7% of net revenue. The year-over-year decline reflects sustained investments in sales and marketing, and G&A deleverage stemming from lower revenue.
Liquidity: As previously announced, during Q1, Waldencast secured a new $205 million five-year credit facility, comprising a $175 million term loan and a $30 million revolving credit facility (“RCF”). This refinancing replaces the previous bank loans, enhances financial flexibility, and extends the Company’s debt maturity profile to March 2030, supporting long-term strategic priorities.
As of March 31, 2025, the Company held $10.8 million in cash and cash equivalents, $172.1 million in net debt, and approximately $22.5 million in available capacity under the RCF. The increase in net debt during the quarter is primarily due to refinancing-related costs. Cash consumption reflects lower Adjusted EBITDA and an inventory build-up to support expected sales growth in future quarters.
Outstanding Shares: As of April 30, 2025, we had 123,011,239 ordinary shares outstanding, consisting of 112,644,711 Class A shares and 10,366,528 Class B shares. As of December 31, 2024, we had 122,692,968 ordinary shares outstanding, consisting of 112,026,440 Class A shares and 10,666,528 Class B shares.

(In $ millions, except for percentages)	Q1 2025	% Sales	% Growth	Q1 2024	% Sales
Waldencast
Net Revenue	65.4	100.0%	(4.1)%	68.3	100.0%
Adjusted Gross Profit	50.0	76.4%	(4.0)%	52.1	76.3%
Adjusted EBITDA	4.4	6.7%	(61.5)%	11.4	16.6%

Obagi Medical
Net Revenue	36.2	100.0%	7.1%	33.8	100.0%
Adjusted Gross Profit	29.7	82.0%	7.9%	27.5	81.4%
Adjusted EBITDA	5.9	16.3%	(12.5)%	6.7	20.0%

Milk Makeup
Net Revenue	29.3	100.0%	(15.1)%	34.5	100.0%
Adjusted Gross Profit	20.4	69.5%	(17.3)%	24.6	71.3%
Adjusted EBITDA	4.4	14.9%	(56.4)%	10.0	29.1%

First Quarter 2025 Brand Highlights:
Obagi Medical:
•Net Revenue reached $36.2 million, up 7.1% from $33.8 million in Q1 2024.
•Growth was fueled by continued strength in the direct-to-consumer channels. The benefits from transitioning to a first-party model with our primary e-commerce distributor have now fully annualized.
•The Physician Dispense channel declined in the quarter, largely due to ongoing supply chain restructuring and temporary inventory constraints affecting key products, which limited sales during the quarter.
•Adjusted Gross Margin of 82.0% increased 60 basis points from Q1 2024, supported by a favorable channel mix and lower promotional activity.
•Adjusted EBITDA was $5.9 million, down 12.5% compared to Q1 2024. The Adjusted EBITDA margin declined by 370 basis points year-over-year to 16.3%, primarily due to higher marketing investments and increased supply chain costs aimed at supporting future growth.

Milk Makeup:
•As anticipated, Milk Makeup's Net Revenue declined in the quarter. Net Revenue was $29.3 million, down 15.1% versus $34.5 million in Q1 2024. This result was a combination of cycling a very successful launch of Jellies in Q1 2024 and a significant reduction of retail inventory levels quarter-over-quarter.
•Sales momentum accelerated in March, driven by the successful strategic launch of Hydro Grip Gel Tint, which significantly exceeded expectations and led to out of stocks.
•The brand also expanded into Ulta Beauty during the quarter, with strong initial sell-out contributing to high single-digit growth in U.S. retail sales.
•Adjusted Gross Margin declined by 180 basis points versus Q1 2024, mostly impacted by set-up costs for new retailers.
•Adjusted EBITDA was $4.4 million, with an Adjusted EBITDA margin of 14.9%. The margin contraction was primarily driven by increased marketing investments and G&A deleverage resulting from lower sales.

Fiscal 2025 Outlook:
While mindful of the broader macroeconomic environment and assuming no further material changes to current tariffs, including the latest updates on China, we remain confident that our strategic initiatives position us well to deliver on our full-year guidance of mid-teens net revenue growth and an adjusted EBITDA margin in the mid-to-high teens.
Given our high gross margin business model and limited reliance on Asian sourcing, we expect a limited increase in cost of goods with any necessary price adjustments (likely in the low-to-mid single digits) to offset the announced tariff scenario.

Conference Call and Webcast Information
Waldencast will host a conference call to discuss its first quarter results on Wednesday, May 14, 2025, at 8:30 AM EDT for the period ended March 31, 2025. Those interested in participating in the conference call are invited to dial (877) 704-4453. International callers may dial (201) 389-0920. A live webcast of the conference call will include a slide presentation and will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website until our next conference call. The information accessible on, or through, our website is not incorporated by reference into this release.

Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability from the Obagi Medical China Business, which was not acquired by Waldencast at the time of the business combination with Obagi Medical and Milk Makeup (the “Business Combination”). The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.
Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, the amortization and release of fair value of the related party liability to the Obagi Medical China Business, change in fair value of assets and liabilities, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation, and (2) other non-recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

(In thousands, except for percentages)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Net Loss	$(20,735)	$(3,894)
Adjusted For:
Depreciation and amortization	14,998	14,884
Interest expense, net	6,384	4,293
Income tax expense (benefit)	1,398	(685)
Stock-based compensation expense	2,368	1,059
Legal and advisory non-recurring costs(1)	1,474	7,924
Change in fair value of assets and liabilities	(1,167)	(12,160)
Amortization and release of related party liability(2)	—	(316)
Other costs(3)	(353)	246
Adjusted EBITDA	$4,366	$11,351
Net Revenue	$65,442	$68,272
Net Loss % of Net Revenue	(31.7)%	(5.7)%
Adjusted EBITDA Margin	6.7%	16.6%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement of the 2020-2022 periods and associated regulatory investigation, and the Business Combination.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other costs include legal settlements, foreign currency translation losses and (gains), and restructuring costs.
Net Debt Position is defined as the principal outstanding for the 2022 term loan and 2022 revolving credit facility minus the cash and cash equivalents as of March 31, 2025.

(In thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$7,740
Long-term debt	164,694
Net carrying amount of debt	172,434
Adjustments:
Add: Unamortized debt issuance costs	10,401
Less: Cash & cash equivalents	(10,782)
Net Debt	$172,053
About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the Business Combination. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com.

Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature “Live Your Look”, its innovative formulas, and clean ingredients. The brand creates vegan, cruelty-free, clean formulas and has its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 250 products through its U.S. website www.MilkMakeup.com, and retail partners including Sephora globally, Ulta Beauty in the U.S., Lyko in Scandinavia, Space NK and Boots in the United Kingdom and many more.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: Waldencast’s outlook and guidance for 2025; our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (ii) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination; (iii) our ability to successfully implement our management’s plans and strategies; (iv) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (v) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vi) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2022; (vii) our ability to manage expenses, our liquidity and our investments in working capital; (viii) any failure to obtain governmental and regulatory approvals related to our business and products; (ix) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (x) our ability to raise additional capital or complete desired acquisitions; (xi) our ability to comply with financial covenants imposed by the new 2025 credit agreement we entered into referenced in the section entitled “Liquidity” above and the impact of debt service obligations and restricted debt covenants; (xii) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xiii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiv) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xv) any shifts in the preferences of consumers as to where and how they shop; (xvi) the impact of any unfavorable publicity on our business or products; (xvii) changes in future exchange or interest rates or credit ratings; (xviii) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2024 20-F (File

No. 01-40207), filed with the SEC on March 20, 2025, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Adjusted Gross Profit

	Group
(In thousands, except for percentages)	Three months ended March 31, 2025	Three months ended March 31, 2024
Net Revenue	$65,442	$68,271
Gross Profit	47,205	49,580
Gross Profit Margin	72.1%	72.6%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	—	(316)
Amortization impact of intangible assets(2)	2,801	2,801
Adjusted Gross Profit	$50,006	$52,065
Adjusted Gross Margin %	76.4%	76.3%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(2) The supply agreement and formulations intangible assets are amortized to cost of goods sold.

	Obagi Medical		Milk Makeup
(In thousands, except for percentages)	Three months ended March 31, 2025	Three months ended March 31, 2024	Three months ended March 31, 2025	Three months ended March 31, 2024
Net Revenue	$36,166	$33,768	$29,276	$34,503
Gross Profit	26,851	24,989	20,354	24,597
Gross Profit Margin	74.2%	74.0%	69.5%	71.3%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	—	(316)	—	—
Amortization impact of intangible assets	2,801	2,801	—	—
Adjusted Gross Profit	$29,652	$27,474	$20,354	$24,597
Adjusted Gross Margin %	82.0%	81.4%	69.5%	71.3%

Adjusted EBITDA Margin by Segment

	Obagi Medical		Milk Makeup
(In thousands, except for percentages)	Three months ended March 31, 2025	Three months ended March 31, 2024	Three months ended March 31, 2025	Three months ended March 31, 2024
Net Loss	$(9,056)	$(5,761)	$(1,004)	$5,340
Adjusted For:
Depreciation and amortization	10,420	10,395	4,578	4,489
Interest expense (income), net	3,385	3,187	(3)	(55)
Income tax expense (benefit)	1,369	(687)	25	—
Stock-based compensation expense	(526)	(781)	568	357
Legal and advisory non-recurring costs	189	467	—	—
Change in fair value of assets and liabilities	14	—	—	—
Amortization and release of related party liability	—	(316)	—	—
Other costs	104	239	206	(105)
Adjusted EBITDA	$5,900	$6,743	$4,370	$10,026
Net Revenue	$36,166	$33,768	$29,276	$34,503
Net Loss % of Net Revenue	(25.0)%	(17.1)%	(3.4)%	15.5%
Adjusted EBITDA Margin	16.3%	20.0%	14.9%	29.1%

	Central costs
(In thousands, except for percentages)	Three months ended March 31, 2025	Three months ended March 31, 2024
Net Loss	$(10,676)	$(3,472)
Adjusted For:
Interest expense, net	3,002	1,160
Income tax expense	3	2
Stock-based compensation expense	2,326	1,482
Legal and advisory non-recurring costs	1,285	7,457
Change in fair value of assets and liabilities	(1,181)	(12,160)
Other costs	(664)	112
Adjusted EBITDA	$(5,904)	$(5,419)
Net Revenue	$—	$—
Net Loss % of Net Revenue	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A